# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Smart Share Global Limited, CIK 0001834253
CUSIP: 83193E102
Title of class of securities: Class A Ordinary Shares, par value $0.0001 per share
Address of issuer's principal executive offices: 6th Floor, 799 Tianshan W Road, Changning District, Shangha, China (F4), 200335
Date of event which requires filing of this statement: 06/18/2024
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001062993-22-004365
Filed by CIK 0001830456

## Reporting persons
- China Ventures Fund I Pte. Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Singapore (U0); sole voting power 35,877,631; shared voting power 0; sole dispositive power 35,877,631; shared dispositive power 0; aggregate amount beneficially owned 35,877,631 (6.9% of the class)
  Comment: (1) Row (5), (7) and (9) represents 35,877,631 Class A ordinary shares held directly by China Ventures Fund I Pte. Ltd.. The registered address of China Ventures Fund I Pte. Ltd. is 9 Raffles Place, #27-00, Republic Plaza, Singapore 048619.
  (2) Row (11) represents the percentage of class of securities beneficially owned by the reporting person and the voting power represented thereby are based on a total of 519,150,565 issued and outstanding Class A and Class B ordinary shares (being the sum of 445,176,595 Class A ordinary shares, with each being entitled to one vote, and 73,973,970 Class B ordinary shares, with each being entitled to ten (10) votes) of the Issuer as a single class as of December 31, 2023, based on the Issuer's annual report on Form 20-F for the year ended December 31, 2023 filed on April 24, 2024.
- China Ventures Fund I, Limited Partnership: type of reporting person: partnership (PN); citizenship or place of organization: Canada (Federal Level) (Z4); sole voting power 35,877,631; shared voting power 0; sole dispositive power 35,877,631; shared dispositive power 0; aggregate amount beneficially owned 35,877,631 (6.9% of the class)
  Comment: (1) Row (5), (7) and (9) represents 35,877,631 Class A ordinary shares held directly by China Ventures Fund I Pte. Ltd., a wholly owned subsidiary of China Ventures Fund I, Limited Partnership. The principal office address of China Ventures Fund I, Limited Partnership is 19F B Wing Kyobo Tower 465, Gangnam-daero Soecho-gu, Seoul, Republic of Korea.
  (2) Row (11) represents the percentage of class of securities beneficially owned by the reporting person and the voting power represented thereby are based on a total of 519,150,565 issued and outstanding Class A and Class B ordinary shares (being the sum of 445,176,595 Class A ordinary shares, with each being entitled to one vote, and 73,973,970 Class B ordinary shares, with each being entitled to ten (10) votes) of the Issuer as a single class as of December 31, 2023, based on the Issuer's annual report on Form 20-F for the year ended December 31, 2023 filed on April 24, 2024.
- SV GP I Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); sole voting power 35,877,631; shared voting power 0; sole dispositive power 35,877,631; shared dispositive power 0; aggregate amount beneficially owned 35,877,631 (6.9% of the class)
  Comment: (1) Row (5), (7) and (9) represents 35,877,631 Class A ordinary shares held directly by China Ventures Fund I Pte. Ltd., a wholly owned subsidiary of China Ventures Fund I, Limited Partnership. The general partner of China Ventures Fund I, Limited Partnership is SV GP I Ltd., which may be deemed to have voting and investment power over the securities held by China Ventures Fund I Pte. Ltd.. SV GP I Ltd. is managed by a board of directors, consisting of multiple directors, who must act by majority and no single director has the voting or investment power over SV GP I Ltd.. The registered address of SV GP I Ltd. is PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.
  (2) Row (11) represents the percentage of class of securities beneficially owned by the reporting person and the voting power represented thereby are based on a total of 519,150,565 issued and outstanding Class A and Class B ordinary shares (being the sum of 445,176,595 Class A ordinary shares, with each being entitled to one vote, and 73,973,970 Class B ordinary shares, with each being entitled to ten (10) votes) of the Issuer as a single class as of December 31, 2023, based on the Issuer's annual report on Form 20-F for the year ended December 31, 2023 filed on April 24, 2024.
- THE EDGEOF, PTE. LTD: type of reporting person: corporation (CO); citizenship or place of organization: Singapore (U0); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: See Item 5.
- Taira Atsushi: type of reporting person: individual (IN); citizenship or place of organization: Japan (M0); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: See Item 5.
- Belleisle Japan Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Japan (M0); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: See Item 5.
- Son Taejang: type of reporting person: individual (IN); citizenship or place of organization: Korea Republic Of (M5); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: See Item 5.
- WAVEMAKER CO., LTD.: type of reporting person: corporation (CO); citizenship or place of organization: Korea Republic Of (M5); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: See Item 5.
- Lee Joonpyo: type of reporting person: individual (IN); citizenship or place of organization: Korea Republic Of (M5); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: See Item 5.

## Item 1. Issuer
Name of issuer: Smart Share Global Limited
Address of issuer's principal executive offices: 6th Floor, 799 Tianshan W Road, Changning District, Shanghai 200335, People's Republic of China

## Item 2. Person Filing
Name of person filing:
China Ventures Fund I Pte. Ltd.
China Ventures Fund I, Limited Partnership
SV GP I Ltd.
THE EDGEOF, PTE. LTD.
Taira Atsushi
Belleisle Japan Inc.
Son Taejang
WAVEMAKER CO., LTD.
Lee Joonpyo
Address of principal business office or, if none, residence:
China Ventures Fund I Pte. Ltd.
9 Raffles Place, #27-00, Republic Plaza, Singapore 048619

China Ventures Fund I, Limited Partnership
19F, B Wing, Kyobo Tower
465, Gangnam-daero
Seoul, Seocho-gu 06611
Republic of Korea

SV GP I Ltd.
PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands

THE EDGEOF, PTE. LTD.
1 George Street
One George Street Level 10
Singapore 049145

Taira Atsushi
1 George StreetOne George Street Level 10Singapore 049145

Belleisle Japan Inc
1-1 Kanda Awaji-cho, Chiyoda-ku, Tokyo, Japan

Son Taejang
1 George StreetOne George Street Level 10Singapore 049145

WAVEMAKER CO., LTD.
301-105, 270 Sinbanpo-ro, Seocho-gu, Republic of Korea

Lee Joonpyo
301-105, 270 Sinbanpo-ro, Seocho-gu, Republic of Korea
Citizenship: See response to Item 4 on cover page, which is incorporated by reference herein.

## Item 4. Ownership
Amount beneficially owned: 35,877,631 (1)
Percent of class:
6.9%. The voting power of the shares beneficially owned represent 3.0% of the total outstanding voting power.

The percentage of class of securities beneficially owned by the reporting person and the voting power represented thereby are based on a total of 519,150,565 issued and outstanding Class A and Class B ordinary shares (being the sum of 445,176,595 Class A ordinary shares, with each being entitled to one vote, and 73,973,970 Class B ordinary shares, with each being entitled to ten (10) votes) of the Issuer as a single class as of December 31, 2023, based on the Issuer's annual report on Form 20-F for the year ended December 31, 2023 filed on April 24, 2024
Sole power to vote or to direct the vote: 35,877,631
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 35,877,631
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
https://www.sec.gov/Archives/edgar/data/1830456/000110465924011885/tm245475d1_ex99-1.htm

## Signatures
- China Ventures Fund I Pte. Ltd.: /s/ Ding Haipeng, Ding Haipeng/Director (12/13/2024)
- China Ventures Fund I, Limited Partnership: /s/ Lee Joonpyo, Lee Joonpyo/Director of the General Partner of China Ventures Fund I, Limited Partnership (12/13/2024)
- SV GP I Ltd.: /s/ Lee Joonpyo, Lee Joonpyo/Director (12/13/2024)
- THE EDGEOF, PTE. LTD: /s/ Taira Astushi, Taira Astushi/Director (12/13/2024)
- Taira Atsushi: /s/ Taira Atsushi, Taira Atsushi (12/13/2024)
- Belleisle Japan Inc.: /s/ Son Taejang, Son Taejang/Representative Director (12/13/2024)
- Son Taejang: /s/ Son Taejang, Son Taejang (12/13/2024)
- WAVEMAKER CO., LTD.: /s/ Lee Joonpyo, Lee Joonpyo/Director (12/13/2024)
- Lee Joonpyo: /s/ Lee Joonpyo, Lee Joonpyo (12/13/2024)
Comment: Explanatory note: this statement is being filed to report the fact that as of the date hereof, certain of the Reporting Persons, namely, THE EDGEOF, PTE. LTD., Taira Atsushim, Belleisle Japan Inc, Son Taejang, WAVEMAKER CO., LTD., and Lee Joonpyo, have ceased to be the beneficial owners of more than five percent of the class of securities due to internal reorganization. The beneficial ownership of each of China Ventures Fund I Pte. Ltd., China Ventures Fund I, Limited Partnership and SV GP I Ltd. remains unchanged as of the date hererof